UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 26, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A Publicly Held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

MINUTES SUMMARIZING THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING HELD ON APRIL 26, 2013

I.             DATE, TIME AND PLACE: Held jointly on April 26, 2013, at 11:00 a.m., at the Company’s headquarters at Alameda Santos, 1.357/6th floor, Sala Eucalyptus, City of São Paulo, State of São Paulo.

II.            ATTENDANCE:  Shareholders representing 80,12% of the voting capital stock, according to the signatures in the Shareholder Attendance Book;

Also present Messrs., Guilherme Perboyre Cavalcanti - Director of Finance and Investor Relations; Maria Paula Soares Aranha - Member of the Fiscal Council; and Carlos Eduardo Guaraná Mendonça, representing PricewaterhouseCoopers accounting firm.

III.          CALL NOTICE: The Call Notice was published on March 26, 27 and 28, 2013 in the Diário Oficial do Estado de São Paulo, pages 128, 254 e 280, respectively, and on March 25, 26 and 27, 2013 in the Valor Econômico journal, pages E6, E39 e E10, respectively. All the documents and information referred to in these Minutes were made available to shareholders pursuant to CVM Ruling nº 481 of December 17, 2009.

IV.          PRESIDING:       Maria Lucia Cantidiano — Presiding

Rodrigo Piva Menegat - Secretary

V.            AGENDA: In the Ordinary General Meeting: (a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2012; (b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ending December 31, 2012; (c) Resolve on the proposed capital budget for 2013; (d) Elect the members of the Board of Directors of the Company; and (e) Set the aggregate annual remuneration to the management of the Company. In the Extraordinary General Meeting: (a) Amend, as per the management’s proposal, the headline of Article 5 of the Bylaws in order to rectify the capital stock and the quantity of shares issued, according to the Board of Directors meeting held on April 24, 2012; (b) Amend, as per the management’s proposal, the Company’s Bylaws so as to permanently institute the Statutory Auditing Committee (CAE), as per the terms of CVM Ruling 509 of November 16, 2011, which shall operate permanently; (c)

Amend the Article 27, and its respective paragraphs, of the Bylaws in order to include that the Fiscal Council shall not operate permanently, and shall only be installed upon request by the Shareholders, pursuant to the applicable law; (d) Approve, as per the previous deliberations and the consequent renumbering of the Articles, the consolidation of the Company’s Bylaws.

VI.          PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading or transcription of the documents related to the matters to be voted at the Ordinary and Extraordinary General Meetings was waived, since they were disclosed as provided in CVM ruling nº 481/2009 and are available to interested parties on the presiding table, and are also filed at the Company’s headquarters; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed with the CVM and at the Company’s headquarters, pursuant to CVM rules and paragraph 1 of Article 130 of Law 6,404/76 (the “Brazilian Corporation Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

VII.         RESOLUTIONS:

In the Ordinary General Meeting: After examining and discussing the pertinent matters included in the Agenda and the respective documents, being registered abstentions and dissenting votes, the majority of the shareholders present voted to:

(A) Approve, without any restriction or qualification, the accounts of the management, the Management Report and the Financial Statements for the fiscal year ended December 31, 2012, accompanied by the Opinion of the Independent Auditors. The opinion of the Fiscal Council was also approved, substantiated in a document dated January 28, 2013, which was presented to the Meeting and remains filed at the Company’s headquarters. The reports, the financial statements and the opinion of the independent auditors were published in the Diário Oficial do Estado de São Paulo (pages 29 to 47), that circulated on January 31, 2013 and in the Valor Econômico journal (pages E3 to E 12) that circulated on January 31, 2013; the publication of the announcements referred to in Article 133 of the Brazilian Corporation Law, pursuant to paragraph 5 of such Article, was waived;

(B) Approve, as a result of the loss reported for the fiscal year ended December 31, 2012, in the amount of BRL 704,706,284.78 (seven hundred four million, seven hundred six thousand, two hundred eight four Reais and seventy eight cents of the Real), the allocation of the results for the fiscal year ended December 31, 2012 to the accumulated loss account, being registered that due to the loss reported, there is no proposal for distribution of dividends. It is also registered that the Company did not declare or pay anticipated dividends or interest on capital during the fiscal year of 2012;

(C) Approve the proposed capital budget for the fiscal year of 2013 as per the Management Proposal, in the amount of BRL 1,244,000.00, mainly dedicated to the maintenance of Company operations, by means of its own resources (generated from operational activities during the fiscal year) and resources from third parties, without any retention of profits due to the loss reported;

(D) Elect 9 (nine) members to the Company’s Board of Directors, and their respective alternates, to serve a mandate until the Ordinary General Meeting to be held in 2015, as follows:

Alexandre Gonçalves Silva, Brazilian citizen, legally separated, engineer, bearer of the ID n. 39.565.565-1 issued by SSP/SP e enrolled in the CPF/MF under n. 022.153.817-87, resident and domiciled in the city of São Paulo, State of São Paulo, on Rua Coronel de Artur de Paula Ferreira, n. 132, apt. 81, Vila Nova Conceição, CEP 04511-060, as a setting member;

José Ecio Pereira da Costa Junior, Brazilian citizen, married, accountant and company manager, bearer of ID n. 4.762.308, issued by SSP/SP enrolled in the CPF/MF under n. 359.920.858-15 and in the CRC — SP under n. 101.318-O-2-TR/PR, resident and domiciled on Av. Republica Argentina, 665, conj. 906/907 - Curitiba PR - CEP 80240-210, as the alternate of Alexandre Gonçalves Silva;

Alexandre Silva D’Ambrosio, Brazilian citizen, married, lawyer, bearer of the ID n. 7.124.595-9 SSP-SP and enrolled in the CPF/MF under n. 042.170.338-50, resident and domiciled in the city of São Paulo, state of São Paulo, with his business address on Rua Amauri 255, 13th floor, CEP 01448-000, as a setting member;

Eduardo Borges de Andrade Filho, Brazilian citizen, married, civil engineer, bearer of ID n. M-743.497, and enrolled in the CPF/MF under n. 587.714.256-91, with his business address on Rua Amauri, n.º 255, 13th floor, Itaim Bibi, São Paulo-SP, CEP: 01448-000, as the alternate of Alexandre Silva D’Ambrosio;

Julio Cesar Maciel Ramundo, Brazilian citizen, married, economist, bearer of ID n. 069.791.523, issued by IFP RJ and enrolled in the CPF/MF under n. 003.592.857.32, with his business address on Av. República do Chile, 100, Rio de Janeiro - RJ, CEP 20.031-917, as a setting member;

Laura Bedeschi Rego de Mattos, Brazilian citizen, married, chemical engineer, bearer of the ID n. 25.348.940-4, issued by SSP - SP and enrolled in the CPF/MF sob o nº 253.585.728-64, with her business address on Av. República do Chile, 100, 13º andar, Rio de Janeiro - RJ, CEP 20.031-917, as the alternate of Julio Cesar Maciel Ramundo;

Eduardo Rath Fingerl, Brazilian citizen, divorced, engineer, bearer of ID n. 02884480-1 issued by IFP and enrolled in the CPF/MF under n. 373.178.147-68, resident and domiciled in the city of Rio de Janeiro, state of

Rio de Janeiro, with his address on Rua Sambaíba, 699, Bloco 1, apt 202, CEP 22450-140, as a setting member;

Leonardo Mandelblatt de Lima Figueiredo, Brazilian citizen, married, business manager, bearer of ID n. 10.653.360-7 issued by Detran/RJ and enrolled in the CPF/MF under n. 070.969.007-05, resident and domiciled in the city of Rio de Janeiro, state do Rio de Janeiro, with his business address on Av. República do Chile, 100, part, CEP 20031-917, as the alternate of Eduardo Rath Fingerl;

João Carvalho de Miranda, Brazilian citizen, married, economist, bearer of ID n. 52238193 issued by IFP/RJ and enrolled in the CPF/MF under n. 772.120.887-49, resident and domiciled in São Paulo, state of São Paulo, with his business address on Rua Amauri, nº 255, 13th floor, CEP 01448-000, as a setting member and Vice-President of the Board of Directors;

Mário Antônio Bertoncini, Brazilian citizen, married, business manager, bearer of ID n. 14.065.058-51 and enrolled in the CPF/MF under n. 085.771.768-51, with his business address on Rua Amauri, n.º 255, 13th floor, Itaim Bibi, São Paulo-SP, CEP: 01448-000, as the alternate of João Carvalho de Miranda;

José Armando de Figueiredo Campos, Brazilian citizen, married, engineer, bearer of ID n. M-3.271.488 issued by SSP/MG and enrolled in the CPF/MF under n. 127.674.506-06, resident and domiciled in the city of Vitória, state of Espírito Santo, on Rua Chapot Presvot, 88/201, CEP 29055-410, as a setting member;

Maria Paula Soares Aranha, Brazilian citizen, single, economist, bearer of the professional ID nº 114781 CRA/SP and enrolled in the CPF/MF under n. 035.859.048-58, resident and domiciled on Estrada do Espigão, 1820, house 25, Petit Village, in the city of Cotia, SãoPaulo-SP, CEP 06710-500, as the alternate of José Armando de Figueiredo Campos;

José Luciano Duarte Penido, Brazilian citizen, married, engineer, bearer of the ID RG nº M-3.764.122 SSP/MG and enrolled in the CPF/MF under n. 091.760.806-25, resident and domiciled in the city of São Paulo, state of São Paulo, with is business address on Alameda Santos, 1357 — 6th floor, CEP 01419-002, as a setting member and President of the Board of Directors;

Paulo Henrique de Oliveira Santos, Brazilian citizen, married, engineer, bearer of ID nº 7.746.455-2 issued by SSP/SP and enrolled in the CPF/MF under n. 034.880.428-80, resident and domiciled in the city of São Paulo, state of São Paulo, with his business address on Rua Amauri 255, 13th floor, CEP 01448-000, as the alternate of  José Luciano Duarte Penido;

Raul Calfat, Brazilian citizen, married, business manager, bearer of ID n. 5.216.686-7 — SSP/SP, and enrolled in the CPF/MF under n. 635.261.408-63, resident and domiciled in the city of São Paulo, state of São Paulo, with his business address on Rua Amauri 255 13th floor, CEP 01448-000, as a setting member;

Gilberto Lara Nogueira, Brazilian citizen, married, engineer, bearer of ID n. 3.862.728 issued by SSP/SP and enrolled in the CPF/MF under n. 386.364.768-87, resident and domiciled in the city of São Paulo, Estado de São Paulo, with his business address on Rua Amauri 255 13th floor, CEP 01448-000, as the alternate of Raul Calfat;

Carlos Augusto Lira Aguiar, Brazilian citizen, married, engineer, bearer of ID n. 11.044.512-9, issued by SSP/RJ and enrolled in the CPF/MF under n. 032.209.829-72, with his business address on Al. Santos, 1357, Cerqueira Cesar, São Paulo-SP, CEP 01419-908, as a setting member; and

Samuel de Paula Matos, Brazilian citizen, married, economist and  accountant, bearer of ID n. 4.104.837 issued by SSP/SP and enrolled in the CPF/MF under n. 069.815.428-20, resident and domiciled in the city of São Paulo, state of São Paulo, on Al. Sarutaiá, 320/62, CEP 01403-010, as the alternate of Carlos Augusto Lira Aguiar.

The Board members elected herein declared, for purposes of the provisions of Paragraph 1 of Article 147 of the Brazilian Corporation Law and Article 1.011 of Law nº 10.406/02, that they are not in involved in any crimes that would prevent them from undertaking mercantile activity, having been presented to the General Meeting the declarations provided for in Article 147, Paragraph 4 of the Brazilian Corporation Law and CVM Ruling 367/02.

The sitting members of the Board of Directors elected herein, Messrs. Alexandre Gonçalves da Silva and José Armando de Figueiredo Campos, and their alternates, Messrs. José Écio Pereira da Costa Junior and Maria Paula Soares Aranha, fulfill the requisites provided in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), thus being considered as independent board members.

The Board Members elected herein, having executed the Instrument of Consent of the Administrative Officers with the rules contained in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), and shall be vested in the offices to which they were elected by signing the relevant instruments of investiture, at which time they shall sign the representation of non-hindrance provided by law.

(E) Set the annual global remuneration of the Administrators in the amount of up to BRL 39,316,000.00 (thirty nine million, three hundred and sixteen thousand Reais). Pursuant to article 17, item III, of the Company Bylaws, the Board of Directors shall set and apportion the remuneration of the administrators, within the limit herein established. The total amount of the global remuneration proposed includes remuneration of the Board of Executive Officers and the Board of Directors for the period of January to December 2013, and includes remuneration fixed and variable (considering for the latter the maximum level attainable), direct and indirect, as well as benefits of any kind indicated in Pronunciamento Técnico do Comitê de Pronunciamento Contábeis 05 R1.

In the Extraordinary General Meeting: After examining and discussing the pertinent matters included in the Agenda and the respective documents, being registered abstentions and dissenting votes, the majority of shareholders present voted to:

(A) Approve the amendment of Article 5 of the Company Bylaws so as to rectify the amount of the capital stock and the number of shares issued, so that the headline of Article 5 shall hereof read as follows:

Article 5 — The capital stock, completely subscribed for and paid-in, is of R$9,740,777,179.59 (nine billon, seven hundred forty million, seven hundred seventy seven thousand, one hundred seventy nine Reais and fifty nine cents) divided into 553.934.646 (five hundred fifty three million, nine hundred thirty four thousand, six hundred forty six) common shares, which are all registered in book-entry form, with no par value.

(B) Amend the Bylaws of the Company so as to include the Statutory Audit Committee — CAE, within the terms of CVM Ruling 509, of November 16, 2011, which shall operate on a permanent basis, in the following terms:

Chapter VI — Statutory Audit Committee

Article 29 — The Company shall have a Statutory Audit Committee (CAE), an advisory and instruction collegial body directly linked to the Company’s Board of Directors, with the objective of supervising the quality and integrity of the financial reports, the adherence to legal, statutory and regulatory rules, the adequacy of the procedures related to risk management and the activities of the internal and independent auditors.

Paragraph 1 — The CAE shall have its own Internal Regulations, approved by the Board of Directors, that shall, in a detailed fashion, set out its functions as well as its operational procedures, pursuant to the legislation in force and the regulations issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in.

Paragraph 2 — The CAE shall operate permanently, and will be composed of, at least 3 (three), and at most 5 (five) members, each with a term of office of 5 (five) years, appointed and dismissed by the Board of Directors, all of which shall meet the standards of independence, and of which at least one member shall meet the standards of capacity in corporate accounting set forth in the CAE’s Internal Regulations, the applicable legislation and the rules issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in. The CAE shall have one Coordinator, whose activities shall be set forth in the CAE’s Internal Regulations.

Paragraph 3 — The participation of the Company’s Executive Officers, or the Executive Officers of the Company’s subsidiaries, controlling companies, affiliates companies or companies under direct or indirect common control, in the CAE is prohibited.

Paragraph 4 — The CAE’s functions shall encompass, but not be limited to, the following:

I — analysis of the financial statements;

II — supervision of the Company’s financial sector;

III — ensuring that the Board of Executive Officers implements a reliable internal control;

IV — ensuring that the internal auditing carries out their role satisfactorily and that the external auditors evaluate, through their own analysis and revision, the Board of Executive Officers’ practices and the internal auditing;

V — setting out, along with the external auditors, the work plan and fee agreement;

VI - recommend to the Board of Directors the appointment, remuneration and replacement of the external auditors; and

VII - interact with the external auditors on matters related to the audit procedure.

Paragraph 5 — The Board of Directors shall define the members’ remuneration, as well as the CAE’s operational budget.

The Board of Directors shall, in a meeting to be set, elect the member of the Statutory Audit Committee, approve its Internal Regulations and set the remuneration of its members.

(C) Regarding item “c” of the Agenda, the shareholder Votorantim Industrial S.A. - VID, whereas the amendment of the Company’s Bylaws to include the Statutory Audit Committee — CAE, the shareholder VID votes for the approval of the amendment of the Article 27 of the Company’s Bylaws which provides that the Fiscal Council shall not operate permanently. However, as per the request of the minorities shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI and Fundação dos Economiários Federais — FUNCEF, which hold, respectively, 1.44% and 0,33% of the Company’s capital stock, and, consequently such minorities shareholders do not hold the minimum percentage of 2.0%% (two percent) of the shares issued by the Company that, according to CVM Ruling 324 of January 19, 2000, is required to request the appointment of the Fiscal Council, the shareholder VID votes for the appointment of the Fiscal Council for the fiscal year of 2013.

Consequently, it was approved the amendment of Article 27 of the Company’s bylaws, and its respective paragraphs, in order to include that the Fiscal Council shall not operate permanently, and will only be installed upon request by the shareholders, pursuant to the applicable legislation. It was also approved the appointment of 3 (three) members to the Fiscal Council, and their respective alternates, to serve a mandate until the Ordinary General Meeting to be held in 2014, as follows:

By indication of the shareholder Votorantim Industrial S.A.:

Mauricio Aquino Halewicz, Brazilian, single, accountant, bearer of the ID nº 7.049.172.823 issued by SSP/RS and registered with the CPF/MF under nº 694.701.200-78, resident and domiciled in the City of São Paulo, State of São Paulo, with his business address at Alameda Santos 700, cj. 63, CEP 01418-100, as the Chairman of the Fiscal Council; and Marcos de Bem Guazzelli, Brazilian citizen, married, accountant and lawyer, bearer of the ID nº 1044289427 issued by SSP/RS, registered with the CPF/MF under nº 577.456.920-91 and with the CRC — PR under nº 38.133/O-0, resident and domiciled at Av. Dr. Eugenio Bertolli, 3232, casa 19, Curitiba, PR, CEP 82410-530, as his alternate;

Gilsomar Maia Sebastião, Brazilian, married, accountant, bearer of the ID nº 24.733.092-9 issued by SSP-SP and registered with the CPF/MF under nº 174.189.288-07, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Prof. Ascendino Reis, nº 1245, apt. 101, CEP 04027-000, as a sitting member; and Geraldo Gianini, Brazilian citizen, married, accountant, bearer of the ID RG nº 544.903-X issued by SSP/SP and registered with the CPF/MF under nº 531.905.488-20, resident and domiciled at Rua Toledo, n. 170, apt 83, Itaim Bibi, in the City of São Paulo, State of São Paulo, CEP 04532-020, as his alternate; and

By indication of the non-controlling shareholders:

Sérgio Mamede Rosa do Nascimento, Brazilian, married, accountant, bearer of the ID nº 6.123.022 issued by SSP-SP and registered with the CPF/MF under nº 650.042.058-68, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Lucio Costa, n. 3360, Bloco 3, apt. 2103, CEP 22630-010, as a sitting member; and Lúcio Tameirão Machado, Brazilian citizen, married, accountant, bearer of the ID nº M1.652.311 issued by SSP/MG, registered with the CPF/MF under nº 261.766.881/91, resident and domiciled at SHIS QL 10, Conjunto 7, casa 8, in the City of Brasilia, Distrito Federal, CEP 71630-075, as his alternate.

Approve, as a consequence of the appointment of the members of the Fiscal Council, the monthly individual remuneration for the members of the sitting members of the Fiscal Council, set to, at least, 10% (ten per cent), and at most, 20% (twenty per cent) of the remuneration that is on average granted to each Company’s Executive Officer, excluding from this calculation any charges, bonuses and the 13th salary, and observing the limit of the global remuneration approved in item ‘e’ of the Ordinary General Meeting. The members of the Fiscal Council shall receive 12 monthly salaries, with no benefits, representation fees or participation in the profits.

(D) Approve, as a result of the previous deliberations and the renumbering the of Articles, the consolidation of the Company Bylaws, pursuant to the Management Proposal and as per Annex D of these minutes filed in the Company headquarters.

VIII.       DOCUMENTS: Documents pertaining to the Agenda are filed at the headquarters of the Company and are available for inspection by shareholders.

IX.          CLOSING: There being nothing left to address, the meeting was adjourned for the time necessary to draft these minutes, which were read, checked, approved and signed by the shareholders in attendance.

SIGNATURES: Maria Lucia Cantidiano — Presiding; Rodrigo Piva Menegat — Secretary; Guilherme Perboyre Cavalcanti - Director of Finance and Investor Relations; Maria Paula Soares Aranha - Member of the Fiscal Council; and Carlos Eduardo Guaraná Mendonça, representing PricewaterhouseCoopers accounting firm. Shareholders: Votorantim Industrial S.A. p.p. Tatiana Bacchi Eguchi Anderson; BNDES Participações S.A. — BNDESPAR p.p. Renata Maria Martins Machado; Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, p.p. Márcio de Oliveira Gottardo; CITIBANK N.A. ADR DEPARTAMENT — representado por Itaú Unibanco S.A. - p.p. Danielle Catherine Muniz; Fundos de Investimento e Investidores listados no Documento I representados por Citibank NA - p.p. Juliana Callado Gonçales; Fundos de Investimento e Investidores listados no Documento II representados por Itaú Unibanco S.A. - p.p. Juliana Callado Gonçales; Fundos de Investimento e Investidores listados no Documento III representados por HSBC Corretora de Títulos e Valores Mobiliários S.A. - p.p. Juliana Callado Gonçales; Fundos de Investimento e Investidores listados no Documento IV representados por J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários - p.p. Juliana Callado Gonçales; Fundos de Investimento e Investidores listados no Documento V representados por Banco Santander (Brasil) S.A. - p.p. Juliana Callado Gonçales; Fundação dos Economiários Federais — FUNCEF — p.p. Márcio de Oliveira Gottardo; Teorema Fundo de Investimento em Ações - p.p. Edson Carvalho de Oliveira Filho; Fundos de Investimentos listados no Documento VI representados por BB Gestão de Recursos DTVM S.A. — p.p. Camila Cristina Anello

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO